Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the registration of 2,980,000 additional shares of common stock under the PROG Holdings, Inc. Amended and Restated 2015 Equity and Incentive Plan and 500,000 additional shares of common stock under the PROG Holdings, Inc. Employee Stock Purchase Plan of our reports dated February 23, 2022, with respect to the consolidated financial statements of PROG Holdings, Inc. and the effectiveness of internal control over financial reporting of PROG Holdings, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2021 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah
June 14, 2022